Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

> **The ATS is an automated, continuous, price-time limit order matching book for NMS Stocks, with the exception of symbols on the Stopped Symbol List and other conditions under which trading is suspended, as described in Part III, Item 20.**

The ATS is comprised of an order book (the "ATS Order Book" or "Order Book") and a matching algorithm (the "ATS Matching Algorithm" or "Matching Algorithm"). The Order Book and Matching Algorithm rely on rules-based logic (See Part III, Item 11(c)), Subscriber selected order parameters (See Part III, Item 7(a)) and counterparty selection and other configurations as described in Part III, Item 14(a).

The ATS plans to cease its operations at the close of business on September 17, 2021 ("Date of Cessation") and will give its notice in a Form ATS-N-C filing on or prior to August 30, 2021. Starting on September 13, 2021 until the Date of Cessation, the following NMS Stocks will not be eligible to trade in the ATS:

1. ZNGA

2. EEM

3. OXY